FILED PURSUANT TO RULE 425
                                FILING PERSON: PINNACLE FINANCIAL PARTNERS, INC.
                                          SUBJECT COMPANY: CAVALRY BANCORP, INC.
                                                     COMMISSION FILE NO. 0-23605


From:
Sent: Friday, October 07, 2005 2:11 PM
To:
Subject: Merger Update - Integration Team In Place


As we committed to you, we have been working diligently this past week to define the best approach to integrating Cavalry and Pinnacle. First of all, we continue to be impressed with each other's companies. The teamwork has been great in getting us through the first week.


Our primary goals in the integration process are to 1) minimize impact on clients and associates and 2) maintain the excellence in service that clients at both companies have grown to expect.


With this in mind we have developed a team-based approach that will involve virtually all functions within both companies. There will be an Integration
Oversight Team that that will coordinate the overall integration efforts and will be supported by multiple other teams that will be very specific in focus. The oversight team will be composed of:

Hugh Queener - Co Team Leader

Bill Jones - Co Team Leader

Harold Carpenter - Pinnacle

Cannon Loughry - Cavalry

Jamie Sweeney - Cavalry

Randy Withrow - Pinnacle

These members will be responsible for the planning, monitoring and execution of the integration. They will also serve as members and leaders on additional teams that will be divided into three distinct groups:

*        Infrastructure Integration
*        Finance
*        Human Resources
*        Information Technology
*        Client Transition
*        Retail Products and Delivery
*        Treasury Management
*        Non-Bank Services (brokerage, insurance, trust, and secondary mortgage)
*        Process and System Integration
*        Deposit Operations / Conversion
*        Loan Operations / Conversion
*        Credit Processes

In addition, we will assign resources to two very key components that will provide general support to all teams as we move forward:

*        Communications
*        Training

We view internal communication and the training of our associates as THE most important aspects of this plan. We will devote considerable time and energy to making sure every associate is updated on a regular basis with decisions, directions, etc., and training is conducted in a timely and efficient manner.

What you should expect next:

By the end of this month we will have made decisions on a number of key issues and have set a target date of October 31 to communicate these to you. Among the issues to be decided over the next few weeks are:

* Compensation and benefit plans (what will change, when, etc.)
* Information  technology  (what systems we will use,  what the  operations  and
technology   organization  will  look  like  and  more  information  related  to geographic  locations)
* The finance infrastructure (budget process for 2006,systems that will be utilized, location of functions and associates)
* An overall integration plan detailing high level tasks and targeted completion dates
* An internal website along with a question and answer process for associates. This will complement the ongoing dialogue between associates and your team leaders.

We will need everyone's support as we bring our two organizations together. We are excited about the power of this partnership and our vision to be "the best financial services firm and the best place to work in Middle Tennessee."

INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINNACLE, CAVALRY AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 211 Commerce Street, Suite 300, Nashville, TN 37201, Attention:
Investor Relations ((615) 744-3710) or Cavalry Banking Corp., 114 West College Street, P.O. Box 188, Murfreesboro, TN 37133, Attention: Investor Relations
(615) 849-2272.

The directors and executive officers of Pinnacle and Cavalry may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information about Pinnacle's directors and executive officers is contained in the proxy statement filed by Pinnacle with the Securities and Exchange Commission on March 14, 2005, which is available on Pinnacle's web site (www.pnfp.com) and at the address provided above. Information about Cavalry's directors and executive officers is contained in the proxy statement filed by Cavalry with the Securities and Exchange Commission on March 18, 2005. Other
information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant material to be filed with the Securities and Exchange Commission when they become available.